Filed by DNB Financial Corporation
Commission File No. 001-34242
Pursuant to Rule 425 Under The Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Dear Colleagues:

I am very pleased to share with you exciting news about the future of DNB First. A few moments ago, we announced that DNB Financial Corporation has executed a definitive agreement with East River Bank of Philadelphia under which we will acquire East River in a stock and cash transaction valued at $49.0 million. Please access the DNB First Investor site to review the Press Release and additional information.

East River Bank is a Pennsylvania state chartered savings bank founded in 2006, offering a full range of financial services for both personal and business customers. As of December 31, 2015, East River reported $311 million in assets, total loans of $282 million, and total deposits of $234 million; it operates three full-service branches in Philadelphia.

When the acquisition is completed, DNB Financial Corporation will have approximately $1.1 billion in assets, $764 million in loans, and $841 million in deposits, and will become one of only six institutions with assets of more than $1 billion headquartered in Southeastern Pennsylvania. Our retail presence will consist of a total of 15 branch offices conveniently located in Chester, Delaware and Philadelphia counties.

DNB First and East River is a powerful combination that will benefit our respective customers, investors, employees and communities. This transaction will establish a  larger financial institution and generate greater earnings for our combined shareholder base. It will also position us for growth and expansion into the attractive Philadelphia market.

I'm very pleased to tell you that, like DNB First, East River Bank boasts a legacy of strong financial performance and community engagement. The strategic synergy and cultural fit between our two banks presents exciting opportunities for us as employees, as well as for our customers, shareholders and communities.

We expect the integration process to be completed by the end of 2016. I encourage you to seize this opportunity with the same focus and energy that you bring to your roles every day, and that have been essential to our progress thus far.

I look forward to working with you to shape a very bright future for DNB First.

Sincerely,

/s/ William J. Hieb

William J. Hieb
President and Chief Executive Officer